# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Patria Investments Limited, CIK 0001825570
CUSIP: G69451105
Title of class of securities: Class A common shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, Grand Cayman, Cayman Islands (E9), KY1-9006
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-010999
Filed by CIK 0002055657

## Reporting persons
- Endure Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,093,118; sole dispositive power 0; shared dispositive power 6,093,118; aggregate amount beneficially owned 6,093,118 (8.9% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 20,500 Class A common shares, par value US$0.0001 per share ("Common Stock"), of Patria Investments Limited (the "Issuer"), that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Common Stock.
  
  (2) The figure in Item 11 included above is based upon 68,448,417 shares of Common Stock outstanding as of March 31, 2026, as disclosed on the Issuer's Annual Report on Form 20-F filed on April 30, 2026, by the Issuer with the U.S. Securities and Exchange Commission (the "Form 20-F").
- Enduring Alpha Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,093,118; sole dispositive power 0; shared dispositive power 6,093,118; aggregate amount beneficially owned 6,093,118 (8.9% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 20,500 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Common Stock.
  
  (2) The figure in Item 11 included above is based upon 68,448,417 shares of Common Stock outstanding as of March 31, 2026, as disclosed in the Form 20-F.
- Endure Capital GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,093,118; sole dispositive power 0; shared dispositive power 6,093,118; aggregate amount beneficially owned 6,093,118 (8.9% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 20,500 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Common Stock.
  
  (2) The figure in Item 11 included above is based upon 68,448,417 shares of Common Stock outstanding as of March 31, 2026, as disclosed in the Form 20-F.
- Ryan Simes: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 267,812; shared voting power 6,093,118; sole dispositive power 267,812; shared dispositive power 6,093,118; aggregate amount beneficially owned 6,360,930 (9.3% of the class)
  Comment: (1) The figures in Items 5, 7, and 9 include 102 shares of Common Stock held through two of the Reporting Person's IRA accounts.
  
  (2) The figures in Items 6, 8, and 9 include 20,500 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Common Stock.
  
  (3) The figure in Item 11 included above is based upon 68,448,417 shares of Common Stock outstanding as of March 31, 2026, as disclosed in the Form 20-F.

## Item 1. Issuer
Name of issuer: Patria Investments Limited
Address of issuer's principal executive offices: 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, Grand Cayman, E9 KY1-9006

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Endure Capital Management, LLC, a Texas limited liability company ("Endure Management"), Enduring Alpha Fund, LP, a Delaware limited partnership ("Enduring Alpha Fund"), Endure Capital GP, LP, a Texas limited partnership ("Endure Capital"), and Ryan Simes (collectively referred to herein as "Reporting Persons"). Enduring Alpha Fund is the record and direct beneficial owner of 6,093,118 shares of Common Stock of the Issuer covered by this statement. Endure Capital is the general partner of, and may be deemed to have indirect beneficial ownership of securities owned by, Enduring Alpha Fund. Endure Management is the general partner of Endure Capital and the investment manager of Enduring Alpha Fund and may be deemed to beneficially own securities owned by Enduring Alpha Fund. Mr. Simes is the sole member of, and may be deemed to have indirect beneficial ownership of securities beneficially owned by, Endure Management. Mr. Simes is the record and direct beneficial owner of 267,812 shares of Common Stock of the Issuer covered by this statement. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held directly by the other Reporting Persons.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 6500 River Pl Blvd Building 7, Suite 250, Austin, TX 78730.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement (filed herewith).

## Signatures
- Endure Capital Management, LLC: /s/ Ryan Simes, Managing Member (05/15/2026)
- Enduring Alpha Fund, LP: Endure Capital GP, LP, General Partner (05/15/2026)
- Enduring Alpha Fund, LP: Endure Capital Management, LLC, General Partner of the General Partner (05/15/2026)
- Enduring Alpha Fund, LP: /s/ Ryan Simes, Managing Member of the General Partner of the General Partner (05/15/2026)
- Endure Capital GP, LP: Endure Capital Management, LLC, General Partner (05/15/2026)
- Endure Capital GP, LP: /s/ Ryan Simes, Managing Member of the General Partner (05/15/2026)
- Ryan Simes: /s/ Ryan Simes, Ryan Simes (05/15/2026)